



15005067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/16/15

Received SEC
FEB 05 2015
Washington, DC 20549

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-5-15

Wendy A. McIntyre
ITC Holdings Corp.
wmcintyre@itctransco.com

Re: ITC Holdings Corp.
Incoming letter dated January 16, 2015

Dear Ms. McIntyre:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to ITC Holdings by James McRitchie and Myra K. Young. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated ITC Holdings' intention to exclude the proposal from ITC Holdings' proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether ITC Holdings may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden

*** FISMA OMB Memorandum M-07-16 ***



January 16, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that ITC Holdings Corp. (the "Company") intends to omit from its Proxy Statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from James McRitchie and Myra K. Young (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- simultaneously sent a copy of this correspondence to Mr. John Chevedden on behalf of the Proponent, in accordance with the Proponent's instruction that all correspondence relating to the Proposal be directed to Mr. Chevedden.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

On December 10, 2014, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The text of the resolution included in the Proposal reads as follows:

> "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting."

A copy of the Proposal, the cover letter submitting the Proposal and correspondence regarding the Proposal are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Meeting.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2015 ANNUAL MEETING.

Currently, the Company does not have a provision in its Articles of Incorporation that permits shareholders to call a special meeting but its Bylaws permit shareholders owning a majority of the outstanding shares to call a special meeting. The Company intends to submit at its 2015 Annual Meeting a proposal (the "Company Proposal") asking shareholders to approve amendments to the Company's Bylaws that would, if approved, allow shareholders who are not Market Participants (as defined in the Company's Articles of Incorporation) and beneficially own an aggregate of at least 33% of the outstanding common stock of the Company, and who have held that amount as a net long position continuously for at least one year, to cause the Company to call a special meeting of shareholders.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available, *See Exchange Act Release* No. 34-40018, at n. 27 (May 21, 1998). Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder's proposal and the Company's proposal to the same shareholder meeting would present conflicting decisions for the Company's shareholders. *See Equinix, Inc.* (Mar. 17, 2011).

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case, finding that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders that would create the potential for inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See United Natural Foods, Inc.* (Sept. 10, 2014) (permitting the exclusion of a shareholder proposal giving the holders of 15% of the company's outstanding common stock the power to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Aetna Inc.* (March 14, 2014) (same); *Yahoo! Inc.* (March 6, 2014) (same); *CF Industries Holdings, Inc.* (Feb. 19, 2014) (same); *VeriSign, Inc.* (Feb. 24, 2014) (concurring with the exclusion of a shareholder proposal giving the holders of 15% of the company's outstanding common stock the power to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Quest Diagnostics Incorporated* (Feb. 19, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to allow shareholders owning in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting); *Con-way Inc.* (Jan. 22, 2014) (same); *Kansas City Southern* (Jan. 22, 2014) (same); *American Tower Corporation* (Jan. 30, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a company proposal to allow shareholders who own beneficially in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting); *Dominion Resources, Inc.* (Jan. 11, 2013) (granting no-action relief for the exclusion of a shareholder proposal giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company-sponsored proposal would allow the holders of more than one-third of the company's outstanding common stock to call such meetings; *The Dun & Bradstreet Corporation* (Jan. 31, 2012) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the power to call a special meeting when a company-sponsored proposal would permit the holders of 40% of the outstanding common stock to call such meetings); *ITT Corporation* (Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Express Scripts, Inc.* (Jan. 31, 2011) (same); *Liz Claiborne, Inc.* (Feb. 25, 2010) (same).

As in the no-action letters cited above, the Company Proposal and the Proposal directly conflict with each other, and inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal would allow shareholders who are not "market participants" (as defined in regulations of the Federal Energy Regulatory Commission cited in the Company's Articles of Incorporation) and beneficially own at least 33% of the outstanding common stock of the Company, and who have held that amount as a net long position continuously for at least one year, to cause the Company to call a special meeting of shareholders, while the Proposal would require a 10% ownership threshold. Submitting both proposals to shareholders at the 2015 Annual Meeting would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. We note that additional variations in a company's proposal, such as requiring a net long position and exclusion of shareholders who have not held their shares for at least one year, in addition to the difference in percentages have not changed the Staff's conclusion that a shareholder's proposal may be excluded under Rule 14a-8(i)(9). *See, for example, Quest Diagnostics Incorporated* (Feb. 19, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to allow shareholders owning in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting); *Con-way Inc.* (Jan. 22, 2014) (same); *Kansas City Southern* (Jan. 22, 2014) (same); *Advance Auto Parts, Inc.* (February 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a company proposal to allow shareholders who own beneficially in the aggregate at least 25% of the company's outstanding common stock for at least one year to call a special meeting); *American Tower Corporation* (Jan. 30, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a company proposal to allow shareholders who own beneficially in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting).

Accordingly, based on the foregoing, the Company believes that the Shareholder Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

CONCLUSION

We respectfully request that the Staff concur with our view or, alternatively, confirm that the Staff will not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (248) 946-3577 or contact me by email at wmcintyre@Itctransco.com. We note that Mr. Chevedden's email address, on behalf of the Proponent, is stated in Exhibit A.

Sincerely,



Wendy A. McIntyre
VP, Secretary & General Counsel – Enterprise Operations

Exhibit A

Proposal and Correspondence

McIntyre, Wendy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 10, 2014 11:38 AM
To:	McIntyre, Wendy
Cc:	Holloway, Gretchen
Subject:	Rule 14a-8 Proposal (ITC)``
Attachments:	CCE00001.pdf

Dear Ms. McIntyre,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a small amount it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Ms. Wendy A. McIntyre
Corporate Secretary
ITC Holdings Corp. (ITC)
27175 Energy Way
Novi, MI 48377
PH: 248-946-3000
PH: 248.946.3577
FX: 248.946.3562

Dear Corporate Secretary:

We are pleased to be shareholders in ITC Holdings Corp. (ITC) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 — Date



Myra K. Young — November 17, 2014 — Date

cc: Gretchen Holloway <gholloway@itctransco.com>
Director, Investor Relations

cc: John Chevedden

[ITC: Rule 14a-8 Proposal, December 10, 2014]

Proposal X – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won our 48% support at our 2014 annual meeting. Special meetings and the right to act by written consent are 2 complementally means to allow shareowners to weigh in on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on important issues is especially valuable when events unfold quickly and issues may become moot by the next annual meeting.

GMI Ratings, an independent investment research firm, said Michigan law gives shareholders the right to call special meetings, providing a 10% threshold requirement. Additionally, Michigan law provides for shareholder action by written consent with simple majority threshold requirements. Adoption of this proposal topic would help equalize the situation where we do not have the full power under Michigan law to act by written consent.

Providing for a shareholder right to call a special meeting, in the absence of a full shareholder right to act by written consent, is especially important since 37% of our shares voted against the lucrative ITC executive pay package at our 2014 annual meeting.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal X

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

McIntyre, Wendy

From: McIntyre, Wendy
Sent: Thursdav. December 11, 2014 3:38 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Holloway, Gretchen
Subject: RE: Rule 14a-8 Proposal (ITC)``

Hello Mr. Chevedden,

As requested, I am writing to confirm receipt of the shareholder proposal you submitted for our 2015 Annual Shareholder meeting.

Regards,

Wendy

Wendy A. McIntyre
VP, Secretary & General Counsel – Enterprise Operations
ITC Holdings Corp., 27175 Energy Way, Novi, MI 48377
☎: 248.946.3577 | 🖷: 248.946.3562 | ✉: wmcintyre@itctransco.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 10, 2014 11:38 AM
To: McIntyre, Wendy
Cc: Holloway, Gretchen
Subject: Rule 14a-8 Proposal (ITC)``

Dear Ms. McIntyre,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a small amount it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

McIntyre, Wendy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Saturday, December 13, 2014 10:32 AM
To:	McIntyre, Wendy
Cc:	Holloway, Gretchen
Subject:	Rule 14a-8 Proposal (ITC)

Dear Ms. McIntyre,
Thank you for confirming receipt of the 2015 shareholder proposal.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young

McIntyre, Wendy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, December 18, 2014 12:01 AM
To:	McIntyre, Wendy
Subject:	Rule 14a-8 Proposal (ITC) blb
Attachments:	CCE00011.pdf

Dear Ms. McIntyre,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young



ITC
Post-it® Fax Note 7671

Date 12-14-17	# of pages ▶
To Wendy McIntyre	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 248-946-3562	Fax #

12/14/2014

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K. Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K. Young held, and had held continuously for at least thirteen months, 160 shares of ITC Holdings Corp. (ITC) common stock in *** FISMA & OMB Memorandum M-07-16 *** The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

McIntyre, Wendy

From: McIntyre, Wendy
Sent: Thursday, December 18, 2014 9:50 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (ITC) blb

Thank you, Mr. Chevedden. I received the stock ownership verification.

Wendy
Wendy A. McIntyre
VP, Secretary & General Counsel – Enterprise Operations ITC Holdings Corp., 27175 Energy Way, Novi, MI 48377
e: 248.946.3577 | 🖷: 248.946.3562 | :: wmcintyre@itctransco.com

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 18, 2014 12:01 AM
To: McIntyre, Wendy
Subject: Rule 14a-8 Proposal (ITC) blb

Dear Ms. McIntyre,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young

McIntyre, Wendy

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 19, 2014 10:23 PM
To: McIntyre, Wendy

Subject: Rule 14a-8 Proposal (ITC)

Dear Ms. McIntyre,
Thank you for confirming receipt of the broker letter.
John Chevedden